Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Bullish

Subject Company: Far Peak Acquisition Corporation

[The following is an excerpt of the transcript for the Best Business Show w/ Anthony Pompliano featuring Thomas Farley].

04/04/2022

Elon Musk Buys Twitter - Best Business Show w/ Anthony Pompliano - Episode: 180

00:33:07    Tom Farley

You missed the most profound thing I’m going to say. I love the show. Most important, I was enjoying the conversation about Twitter. One other thing to add is the Twitter share price in April of I think it was 2014 was, was 48 bucks.

00:33:32    Tom Farley

And it’s 48 bucks today. And so, I think it’s fair to say jeez, maybe somebody else should have some ideas. And that’s not to say there’s been like dummies in there running it either. I mean, you were talking quite a bit about SoFi. Anthony Noto was de facto CEO. That wasn’t his title, but, you know, very sharp guy. So, it’s going to. I agree with you guys. I think is going to be really interesting and I think there’s a lot to do.

00:34:24    Tom Farley

It already is an activist play. He can say he’s not going activist. He already went activist, he went activist last week when he told them what to do and then and then rolled up with, you know, a couple billion dollars’ worth of shares. And a lot of those best activist plays are when the company does lean into it and says, okay. We don’t have all the ideas. Let’s work collaboratively. I’d appreciate it. If you don’t, you know throw my butt out, but can we work on this together.

00:35:02    Tom Farley

Yeah. It’s one of those, it’s one of those situations. I totally agree. Great to be on with you guys.

00:35:39    Tom Farley

Yeah, I don’t even know if I would call it cautious optimism. It was it was kind of like fear of being disintermediated by it from the very outset. I probably, summer of 2012 and I was talking to a neighbor who was telling me ‘Oh, I’m working on building a blockchain company’ and you know, I’d heard the term blockchain but I was friends with the guy and I just was transparent. I’m like, I don’t know what the Well, the blockchain is because in those days, it was the blockchain at, tell me about it. And at this point, I was going to be going in to run the New York Stock Exchange, and basically, every facet of the answer was, and this is how we’ll put the New York Stock Exchange out of business eventually, and this is how we’ll put the New York Stock Exchange out of business eventually And, oh, there’s a whole cottage industry of people between the customer and the New York Stock Exchange. We’re going to put all of them out of business out of business. And I was like, I’d like to

00:36:35    Tom Farley

know more about this, and so he hooked me up with the founder – his buddy from Duke who was Fred Ehrsam and we got together, you know, and we’re in the gilded halls of the New York Stock Exchange, with like gold leaf and everything and Fred rolls in and he was probably like, 21 or something. And it was just more of the same and I was like, wow, there’s something to this. And so we ended up putting 10 million bucks pre-revenue into the business. And the most important thing I cared about was getting the board information rights and really just learning along the way. And so really, just biding my time to look for an opportunity and, you know, like everybody my optimism for crypto generally kind of waxed and waned. I mean, Bitcoin as well, waxed and waned but all of crypto and then really didn’t see the perfect opportunity until about a year and a half ago when I hooked up with Bullish and that’s how I ended up here today.

00:37:55    Tom Farley

Yeah, actually we, so I spent 13 years pretty much my whole career running exchanges for the Intercontinental Exchange and the New York Stock Exchange kind of family of exchanges. And boy, I can’t remember too many minority Investments we ever did. So, whether or not it was big or not is less relevant. We didn’t, we just didn’t do it. You know, we did a minority investment in a Futures Exchange in India, and we did one or two others that were strategic, but I just felt it was that important. For me like I said, it was less about optimism. It was more about fear and hey, do we need be innovating? How are we going to keep up with this? And so made the decision in that one meeting. Maybe a half hour. And I said, okay, we want to invest in then the rest of the meeting was about, how do we do that? And how can we partner, and how can we help you guys create a lot of value, is actually a really helpful investment. I can say what with all due, humility, that the NYSE brand name,

00:38:54    Tom Farley

which I had nothing to do with creating for 200 years. Really, kind of put a imprimatur or a stamp on that particular business and it bounced around the echo chamber, pretty good. The big investors back then were Marc Andreessen and Fred Wilson. And if you go back and you look at the stories, it kind of said, you know, NYSE invests and then you know, bullet point to said two of them, two of the best crypto investors to of the better venture investors of all time, Fred Wilson and Marc

Andreessen. So, it was a was a quick decision. It was because we knew something really important was happening and big innovation was coming. It wasn’t something that was very typical for what we did as a business at all. And I think it worked out for all parties and I think to this day, Brian and Fred and Marc Andreessen and Fred Wilson, they’d all say, you know, worked out well for everybody.

00:40:26    Tom Farley

Well, I’d say the team that kind of thought about this all day every day remain positive and optimistic in particular about Bitcoin really as a store of value. In the early days it was a little unclear what it would be, but increasingly as a store of value. You have to go back in time though. And remember how many knuckleheads were running around in 2015, 2016, 2017 with really dumb ideas about this is the direction of the blockchain. Everything’s going to be private. Everybody’s going to have their own private blockchain. And, you know, they kind of described in a 20 slide PowerPoint pitch, this is why you need your own private blockchains. Not going to have any miners. You’re not going to, it’s not going to be proof of stake. It’s not going to be proof of work. You’ll just control the thing, but it’ll borrow from a couple precepts and concepts of what was in that original 8 page white paper. And what’s been built since, And it just made no sense.

00:41:24    Tom Farley

And so we because essentially they were describing a better Excel spreadsheet, a better Oracle database and so there was a little bit that’s what I meant earlier. Kind of waxed and waned. We knew there would be a market for Bitcoin. So we spent more time. Okay, what might a Futures Contract look for look like for Bitcoin, what might a spot exchange look like for Bitcoin and it really wasn’t until say 2018 when it all came into focus for us that you’d have multiple viable blockchains, you’d have a lot of this innovation that today is called defi but back then was more just kind of smart contracts on new blockchains. And that’s the, that was kind of the germination stage for new ideas coming out of Intercontinental Exchange. We had a lot of good teams fight, we had a lot of differing views of exactly how that how that should work. What came out of that ultimately was a number of different initiatives. One of those was the subsidiary back that subsequently went public

00:42:22    Tom Farley

via SPAC and I left around about that time, 2018 and started an Investment Company with my colleague, Dave Bonanno to really look at investing and innovative and interesting fintech companies.

00:43:07    Tom Farley

Yeah, I kind of thought the light switch would flip back in 2018, 2019 for institutions. It did not. The light switch is flipping right now. And what I mean by that is all the so-called smart institutions, well by and large there’s exceptions that prove the rule – they just missed it. You know, they basically missed it from back in 2012 all the way to 2022. I mean, you don’t see any of the Wall Street banks with any businesses in crypto, they’ll talk about oh, we’re launching crypto. Really what that means typically is they’re going to broker Bitcoin Futures on the CME and that that’s the extent of it. But by and large the biggest, biggest asset managers had no business in it and no investing in it and it was really, this kind of really smart retail wave far more sophisticated than we’ve seen in other asset classes, you know, in equities, if you buy a share of, I don’t know, Workday stock or IBM stock, you buy the stock and you stick it in your Schwab account and you

00:44:09    Tom Farley

hope it appreciates. In crypto, you buy the crypto, and now I want to earn on this particular. I want to I want to earn by staking on this particular asset and I’m going to go get a loan from one of these other lenders, on this other particular asset. Very, very sophisticated retail base. That’s wholly, responsible for the growth of this industry. And only now that the institution started started to come in hand over fist, and I think there is an absolute ton of room to grow on the upside with respect to institutional adoption and the single biggest thing that will help is more and more and more regulatory clarity. I spoke to a very well-known institution last week on Friday and the person said, yeah, I’m investing in crypto and I said, oh jeez, you must be. I mean, you can get incredible yields by investing in crypto and I cited a couple of the protocols that are available, and he said, yeah, but we only put about five or ten percent of our assets because we

00:45:06    Tom Farley

still don’t have that kind of regulatory certainty, regulatory clarity and we would rue the day that we had to go back to our LPs and tell him why we got into trouble for investing in a particular protocol or or another. So I think the institutional adoption is going like this, regulatory clarity is starting to follow it all around the world. I say it as an American here in New York, but also outside of the US and I think it’s really going to be the slope of the institutional curve is really going to ramp up as that regulatory certainty comes into view.

00:46:20    Tom Farley

Yeah. Sure. Let me if you don’t mind. Let me give you maybe a little bit of a long-winded answer. I’ll start, I’ll start and go back to precisely answer your question. So first of all, and if I use buzzwords, I apologize that I like I said, kind of been an exchange industry, my whole life, but just to help the viewers, kind of understand what an exchange is all about. Typically the exchange with the most liquidity wins and exchanges tend towards kind of sort of oligopolistic market structures. Not one exchange, maybe more than two, but, you know, not necessarily more than 10 or 15 for a particular asset. Because people like to have more liquidity concentrated in fewer places. And what liquidity means is let’s say I want to buy Bitcoin, or I want to sell Bitcoin or I want to buy ETH, I want to sell it. I want to know for the amount that I want to buy. How much is it going to cost me. Meaning when I buy it how much is the overall

00:47:27    Tom Farley

market going to move against me? Such that the mark to market value of my asset is going to be less at the conclusion of my trade and in a perfect world that that movement is 0 but you’re never really going to reach that theoretical zero. There’s always going to be some cost because you have to pay the people who are providing the liquidity. So exchanges all around the world are in this eternal quest. To be able to effectively increase the number of bids and offers that they can get in particular around the current market price and whoever does that best wins, and I remember just an anecdote way back, I don’t remember the year, maybe it’s two thousand seven or eight. I launched a new coffee futures contract, and I was all excited about it. And you know, I traveled, I went to to Switzerland with all these coffee guys like Nestle and everybody wanted it. They really need it to be able to hedge their coffee.

00:48:21    Tom Farley

And then we launched it and it was just crickets because the first person who shows up to provide liquidity, they’re going to they’re going to end up losing a lot of money and it’s difficult to find the market makers who are going to make markets in coffee. And so I wanted to create our own liquidity as an exchange. I wanted to be able to provide our own bids and offers but I wasn’t clever enough to figure out the model that worked, a model that work financially, the model that worked with the regulators and I had the same experience later launching a CDS index product in Europe. So on and so forth. And it wasn’t until about a year and a half ago, when I started studying these DEXs and in particular, the DEXs that use AMMS. Mostly powered by something called the BANCOR algorithm and the light bulb went off. I said ha. This is it, this is like bringing, you know, BYOB like bring your own liquidity as an exchange. I can launch as an exchange and I can use this automated market

00:49:17    Tom Farley

maker model. Which I use, I use the term liquidity pool synonymously, so if I go back and forth, I’m talking about the same thing and all of a sudden you have a way to populate bids and offers and you’re not beholden to any one market marker, beholden to 10 market makers. Not beholden to the same crowd of people that are making the same prices, at a whole bunch of other exchanges and just to go back 10 minutes when you know, when our guy, Elon puts out a tweet, and they pull back their prices on every single exchange. So if you’re just doing that, you’re not unique. You’re not going to win this, you know, eternal quest, I talked and talked about, but if you’re using an automated market maker model, all of a sudden, you can have a unique and differentiated form of liquidity. And so, that’s, that’s really what got me excited. I can talk to you more about Bullish and how we’re going to use it. But let me just pause there after that monologue.

00:50:23    Tom Farley

Yeah sure. I’m happy to kind of do the nerdler, 201. Let me, let me take a step back Pomp, if you don’t mind and just say, I’m talking a little bit. I mean, so far, we’ve just kind of talked general market structure, but increasingly, will be talking about Bullish and how we operate and the SPAC Far Peak and Bullish will be merging, we’ve announced it. We filed with the SEC. We’ve actually filed many versions of a document that is called a proxy which is roughly 800 pages. That lays all of this out, kind of the business description, the opportunities, but also the risks and they’re, and they’re both real, the opportunities and the risks. And so, I encourage anyone who’s listening here if you’re interested in learning more or investing, please don’t just take my word for it here, on the show, like, actually go to the SEC website and make sure you, you educate yourself or reach out to us. We’re easy to find on Twitter and otherwise. So just to explain how it works Pomp, it’s kind of complicated.

00:51:24    Tom Farley

At least it. Well, frankly. It’s a little bit, like, all of defi, it has a really great use case, but when you approach it, it’s like, it’s like complicated. I spent the weekend studying a particularly new development in defi, man, I came out of it feeling even dumber than I already, then I already felt. It can really, you know, all of defi’s innovation, it can lack approachability at times. So let me, let me explain exactly how it works. For each currency pair, and now I’m referring to Bullish – for each currency pair we will have an AMM for each one. Think of the AMM as a box of money. So a customer can show up to the AMM and they can put assets into the box. On day one we require that you put the assets in a 50/50 ratio. So with Bitcoin USD, for example, let’s say you want to put ten thousand dollars and you put five thousand dollars worth of bitcoin and five thousand dollars of actual Fiat. And then across the box, the aggregate of all deposits from all the customers,

00:52:30    Tom Farley

we run something called the BANCOR algorithm. All the BANCOR algorithm does is answer the following question. If Pomp shows up to buy or sell a given amount of Bitcoin and the answer will be different if it’s a hundred dollars versus thousand dollars. What price should I make Pomp or Joe or John such that at the conclusion of the trade, the assets in the box are still 50/50 Bitcoin USD just as they were prior to the trade. That’s it. That’s all the BANCOR algorithm does. We then ask the question of the BANCOR algorithm many, many, many, many times. And we post those answers as bids and offers on our central limit order book. So, if you were to show up to Bullish, you were to pull it up, on, on the Bullish exchange. You will see a central limit order book. That looks very similar to the New York Stock Exchange. It looks very similar to, you know, any other Central limit order book you’ve ever seen. Many, not all, maybe even most of the bids and offers are emanating from the automated

00:53:35    Tom Farley

market maker, but also third parties can come and post bids and offers just like they can anywhere else. What makes it so interesting is the BANCOR algorithm does not know what the price is on any other exchange in the world. The bank or algorithm does not know that Elon Musk sent out a tweet. And so those bids and offers are immutable in that sense. They only move when acted upon, when somebody comes in trades with them. And so there will be opportunities just as there are with the DEXs and AMMs to trade in a way where there’s an arbitrage opportunity and you can make money. But as the price moves up and down and comes back to the starting place, the value of the assets in the box will be the same as they were on the day it started, if it comes back to that initial price. So that’s kind of how they how they work. Did that make sense?

00:55:36    Tom Farley

Yeah, and I think defi kind of proven it that additional automation has a use case in the world. You said it exactly right, we’re the only exchange that I’m aware of that combines a central limit order book with, with an AMM, where the only so-called centralized exchange that’s borrowing, kind of the most notable protocol in all of defi, which is really these, AMMs. There are days where a super majority of all the gas fees on the Ethereum blockchain come from the AMMs. And and we’re taking that and combining it with a central limit order book. Let me, let me say two things. First, we have an additional luxury I haven’t mentioned and that’s we have a, we have a large balance sheet. So in our proxy, I think it’s the in our last proxy, we disclose that we had Bitcoin as of June of 140,000 Bitcoin. So large a large position also cash also other digital assets. So the beauty is we’re able to prime the pump. We’re able to invest as a customer and

00:56:41    Tom Farley

deposit in these liquidity pools to be able to create bids and offers in the markets from zero. And then ultimately, as the yields to depositors increase, in other words as the trading fees increase the depositors get a share of that. Third parties, will ultimately find it attractive to invest alongside us and all of this will increase liquidity. The other thing I would say is defi like there many times when I’m envious of our defi cousins because there’s just so much room to run and so much room to innovate but there’s some things that you can solve by doing it the way we did it, you know, the lack of KYC/AML is not a feature, it’s a bug when it comes to institutional adoption for most institutions. So we’re able to do that KYC/AML. The lack of Bitcoin and defi the inability frankly to have the Bitcoin in defi, in any of the major kind of non-Bitcoin, blockchains. We can do it. So it’s an advantage, the lack of gas fees. We don’t have

00:57:50    Tom Farley

gas fees. So it’s just a lot cheaper, you know, it’s kind of like no gas fees. No rug pulls and doing it all in a trusted wrapper. There are some advantages. Are we going to be able to mimic the amazing explosive defi from just like brilliant folks who are doing it, probably not. But we’re going to be able to solve some, some real issues in the short term and ultimately, we’re going to be able to build bridges to defi in a way where we can participate and be a part of that Innovation. But again doing it in a safe wrapper.

00:58:59    Tom Farley

So, first of all, we take the Bullish, like puns and metaphors to the extreme. And speaking of speaking of which were actually going to have a mechanical bull in the convention center in Miami. And whoever has the longest ride on the bull Wednesday to Saturday wins a Bitcoin. So don’t ever apologize. Don’t ever apologize for using bull. Even before even before I kind of understood what bullish was. I just liked the name, you know, it’s like got a good name and well, that’s a start. Let’s learn, let’s learn, let’s learn about the business. Yeah, it’s kind of, its kind of what I said, Joe, I already feel like if you’re an institution and you’re not at least asking the question, how can I hold Bitcoin and how can I evaluate investment opportunities and yield opportunities for the rest of the non-Bitcoin digital assets. You’ve failed the intelligence, intelligence test, like you’ve just, you’ve just kind of missed it. And in general, that’s the sense I get. I mean the

01:00:08    Tom Farley

smartest institutional investors have come around and we in our pipe, a pipe, is a sidecar investment effectively that can go a long with a, with this SPAC, the term pipe, I think, is a bit of a misnomer, but it’s an investment. And in our pipe, you know, we had Peter Thiel, Alan Howard, Lewis Bacon, Steve Cohen. I go on and on, Christian Angermeyer. I mean, like the, some of the, some of the smartest investors in the world. And yeah, maybe you could say they’re avant-garde, or they’re on the leading edge, but it’s coming. I sit on a university board, and I’ve had the chief investment officer ask my thoughts about allocating into Bitcoin and these are things that weren’t happening six months ago. Let alone a year ago or two years ago. So I think institutions are going to come in but they’re going to come in to some extent on digital assets. On the, on the terms of the participants who are already in and digital assets. Like, I don’t, I don’t think

01:01:08    Tom Farley

this is going to look just like every single asset class that exists, you know, in Wall Street. I’m sitting here in New York City. Like today, securities lending is the exclusive province of the most sophisticated Wall Street investment firms. Guess what? Cats out of the bag in crypto and it’s not going back in the bag. You can now lend out your securities. You can get the incremental yield that you didn’t otherwise have the ability to do in equities or or FX or, or fixed income. And so they missed it for a decade, the market evolved. And now institutions are going to come in, and they’re not going to be able to co-op it or not, gonna be able to put Innovation back in the bottle. They’re not gonna be able to put the nature of crypto returning, kind of power to the people back in the bottle, but they are going to have a big say.

01:02:04    Tom Farley

Oh, boy. It’s such a controversial topic.

01:02:13    Tom Farley

Oh boy, I you know, we got the New York Stock Exchange. We had the ARCA. We had several exchanges New York Stock Exchange being the most notable, but the all the etf’s something like 90 to 93 percent of assets under management were listed on ARCA platform. And so, I spent a lot of time learning about ETFs and the key distinguishing characteristic about ETFs that will get approval is they’re able to prove that they’re transparent. They’re easily understood and that they’re not subject to manipulation. And as digital assets were coming about, I understand that the SEC would want to move with some trepidation on approving ETFs, but the conclusion that they’ve ultimately come to up to this point of what we’re going to approve Bitcoin ETFs that settle into futures but not Bitcoin ETFs that settle into the spot. Doesn’t, I don’t, I don’t understand it because actually those Futures contracts actually settle into spot. So, if you’re going to approve, a contract, that settling on

01:03:21    Tom Farley

a future, then ergo, you would think that the logic would be, you would, you would also approve an ETF that settles in the spot, but I haven’t spent a lot of time in it. I will tell you Gary Gensler was my direct regulator for six years. This is a very smart guy. Very deliberate. He’s brought in a team of people that no doubt are looking at it and I’m sure there’s logic there whether or not you or I would agree with it. I don’t know. But up to this point I haven’t fully understood the approach.

01:04:24    Tom Farley

Yeah, I mean, first of all, there’s going to be far fewer exchanges than there are today like a tiny, tiny fraction because of what I said at the outset about liquidity and liquidity tends towards vigorous competition, but a relatively smaller number. In addition, there will be more regulation. So the notion that exchanges wouldn’t move purely, let’s say, a decentralized kind of unregulated that won’t be the case either. We used to have a saying at the New York Stock Exchange that every country had a flag, an exchange and an airline and it was pretty much the truth and it’s because countries like to be able to regulate that important risk transference. So far fewer exchanges. I think you have a combination of what is currently called defi or some new name then along with centralized exchanges. The one thing. You know, I kind of turn it back around and ask you guys. One thing I don’t have a view on is what is the future of digital assets

01:05:26    Tom Farley

If you kind of split between just Bitcoin on the one hand and all other digital assets on the other. And that’s something I think about a lot, if you look before defi summer, Bitcoin was like 40% of the market cap of all digital assets. Okay, then we had defi summer, we have this absolutely amazing burst of innovation, it continues today. Bitcoin is 40% of the value of all digital assets. In fact, if you strip out stable coins, which have increased dramatically now, like 250 billion, the percentage of the value of Bitcoin has increased. So what’s unclear to me is what’s going to happen to all of these other assets which really embody a goodly portion of the innovation. Is that ultimately going to swallow the turf of the New York Stock Exchange. Is this what an IPO is just going to look like and so Bitcoin is going to shrink to a tiny fraction or is Bitcoin always going to be kind of a dominant force in digital assets. Then when it hits the 21 million, the lack of

01:06:35    Tom Farley

inflation. The value is going to increase in value is going to increase otherwise because I think the answer that question which I have no idea what the answer is, speaks to the market, structure of what exchanges are going to look like. Bitcoin is more, tends more to be easy easier with kind of old-school, you know, your granddad’s centralized exchange where some of these new assets are more given to kind of the innovative approaches to transferring risk.

01:11:52    Tom Farley

Yeah, there’s a lot of wisdom in what you just said, two things in particular. I want to, I want to adopt as my own – always put a footnote that I got it from directly from Pomp. But I agree with you. First of all, that the right way to think about it is, you know, you have Bitcoin on the one hand, you have the pure crypto native companies and then you have kind of let’s call it old economy companies that are, that are behaving in a much more crypto friendly way over time. When I was at the New York Stock Exchange, we owned 40% of the options clearing corporation, which does all the clearing for equity options. And I was I was on the board. There’s really got to know well and then DTCC I believe, you know, 20% or some significant chunk. I was pretty clear when I would talk to the folks running that, that this is the way of the future. It’s just more efficient. I don’t, I can’t tell you if, if it’s going to happen on a Ethereum or Solana or some new chain that hasn’t even

01:12:46    Tom Farley

been conceived yet, but it is going to happen that IPOs are are going to occur on a blockchain, which is more efficient, which is immutable, which is, you know, just the wave of the future and it allows you to cut out transfer agents and you know, people who were doing stock tallies for votes and all this sort of thing like that is, that is the way it’s headed. So you are going to see many more companies that are kind of again like old school companies, but they’re behaving in a much more crypto native way where I have less certainty, is the number of companies that are going to be successful that are purely crypto native, especially relative to kind of Bitcoin’s market cap because I can’t see into the crystal ball, but you’re absolutely right. That this has been a boom time and look a couple months ago there, maybe, maybe not even maybe six weeks ago. There was a little bit of a scare in the market and it was pretty ugly. The volatility that happened there

01:13:43    Tom Farley

and that certainly could be a preview to the next bear market. And there will be a shake out. I mean, look at equities and you look at what happened with GameStop and AMC, you know, a lot of the, unfortunately, I say this as 2 time SPAC investor a lot of the SPAC transactions where there was a lot of hype, it was too much. Even at the time. I think we all know it’s too much and I was raising my hand saying, what’s, what’s going on here? And it really, just kind of cleaned out a whole sub industry. And a lot of people just left. They just took their bags in and left, and you know, that may have to happen in crypto and it could happen in crypto, one more bear market. And you could all of a sudden people could leave, say, okay. This isn’t free money. There is no free money. This isn’t easy money. Just like any other industry, there’s risk and reward and I think that will be okay because this is here for the long term and that’s certainly how we think about it at Bullish is this

01:14:42    Tom Farley

is a 20-year play. If not a 50-year play. It’s not a two-month play and there’s going to be ups and downs and right now feels exuberant even though there’s been some retrenchment. It does feel a little bit exuberant.

01:15:11    Tom Farley

Maybe the easiest way is Twitter. So I’m on Twitter, just send me a DM. I love to love to talk to anybody. Frankly, that’s interested in in crypto or investing or the US equities markets or or what have you. I appreciate you guys. Having me on, really, really great questions to hear me out. And I’d love to stay in touch over the weeks and months ahead. We’ve had a good start at Bullish. We put out some materials maybe a month ago. We’ve gone from zero to round about a hundred million dollars of annualized revenue. I think the exact number was 97 million in four months. So everything we’ve talked about us so far, you know touch wood is has been working at trending in the right direction, but stay tuned.

01:16:02    Tom Farley

I actually prioritize sleep over a lot of other things. In fact, my friends call me ten o’clock Tom. Just when the party gets good, I pull the ripcord but you know, I have three daughters. And the really, the reason why I left the New York Stock Exchange. I was there for six years. It was amazing. I met like the most interesting people all over the world and I loved the job and and we are crushing it. But I like never saw my kids and I never slept. And so I left to be able to just kind of have a little more time, spend more time with my kids, which I was able to do and I really start prioritizing my sleep. So I wear a Whoop And I try to get seven hours but interestingly the coda to that is like my girls could not care less about spending time with me. My daughter, May is 16 and then Maggie and Tegan are twins. They’re 13. And they’re like Dad, like, that’s

01:17:06    Tom Farley

cool. You know, you can go back to work like full time all the time. And so that’s part of why I’m going in as a CEO of Bullish. I got kicked out of the house and they would say that on this podcast without hesitation.

01:17:27    Tom Farley

Dude, it gets worse. This is like totally the cool dad, and now, like, everything I do. I mean, sometimes, I’ll embarrass them on purpose. You know what I mean? I’ll wear a ridiculous outfit to like the school dance or something, or do the Running Man, as I’m dropping them off for prom. But, but even when I’m just, like being me and trying to be normal, oh, it’s bad.

01:18:00    Tom Farley

So congrats on the four-month-old, having girls is awesome, it’s a real blessing.

01:18:10    Tom Farley

Thanks Joe. Thanks, John. See you, Pomp.

Forward-Looking Statements

This communication includes, and oral statements made from time to time by representatives of FPAC and Bullish Global may be considered, “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or FPAC’s or Bullish’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. In addition, these forward-looking statements include, but are not limited to, statements regarding Bullish Global’s business strategy, cash resources, current and prospective product or services, as well as the potential market opportunity. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by FPAC and its management, and Bullish Global and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements respecting the Business Combination; (2) the outcome of any legal proceedings that may be instituted against FPAC, Bullish or Bullish Global or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of FPAC or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability of Bullish to meet applicable listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Bullish Global as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Bullish may be adversely affected by other economic, business and/or competitive factors; (11) the impact of COVID-19 on Bullish Global’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” in the Bullish Investor Presentation dated July 2021, in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the preliminary proxy statement/prospectus included in the registration statement on Form F-4 (File No. 333-260659) (the “Registration Statement”) filed by Bullish with the U.S. Securities and Exchange Commission (the “SEC”), in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement referred to below and in FPACs Annual Report on Form 10-K for its fiscal year ended September 30, 2021, as filed on December 17, 2021, as well as any further risks and uncertainties to be contained in any other material filed with the SEC by Bullish or FPAC. In addition, there may be additional risks that neither FPAC or Bullish Global presently know, or that FPAC or Bullish Global currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither FPAC, Bullish nor Bullish Global undertakes any duty to update these forward-looking statements.

Important Information and Where to Find It

This document does not contain all the information that should be considered concerning the proposed Business Combination. It does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. In connection with the proposed Business Combination, Bullish has filed the Registration Statement with the SEC which includes a preliminary proxy statement / prospectus with respect to the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement / prospectus and other relevant documentation will be mailed to FPAC shareholders as of a record date to be established for purposes of voting on the Business Combination. FPAC shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto, when available, and the definitive proxy statement / prospectus because these materials contain and will contain important information about Bullish, FPAC and the proposed transactions. Shareholders may obtain a copy of the preliminary proxy statement / prospectus and, when available, the definitive proxy statement / prospectus without charge, at the SEC’s website at http://sec.gov or by directing a request to: Far Peak Acquisition Corp., 511 6th Ave #7342, New York, NY 10011. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

FPAC, Bullish and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the proposed Business Combination under the rules of the SEC. Information about the directors and executive officers of FPAC, and other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their interests is set forth in the proxy statement/prospectus included in the Registration Statement, as filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Bullish or FPAC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.